UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ScoutCam Inc.

(Exact name of registrant as specified in its charter)

Nevada	333-188920	47-4257143
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

Suite 7A, Industrial Park, P.O. Box 3030

Omer, Israel 8496500

(Address of principal executive offices) (Zip code)

Yaron Silberman, +972-52-6511122

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Overview

Item 1.01 Conflict Minerals Disclosure and Report

References in this report to “ScoutCam,” “our Company,” “we,” “our,” or “us” mean ScoutCam Inc. together with its consolidated subsidiary, except where the context otherwise requires.

Our Conflict Minerals Policy

We fully support Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”) and are committed to responsible sourcing of Conflict Minerals (as defined below) as well as full compliance with the requirements of the Conflict Minerals Rule. ScoutCam is committed to identifying the potential Conflict Minerals which are necessary for the functionality or production of products manufactured by ScoutCam or for ScoutCam by a third party manufacturer and determining the country of origin of any potential Conflict Minerals.

In furtherance of the foregoing, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of Conflict Minerals. As used herein and in the Conflict Minerals Policy, “Conflict Minerals” consist of columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

Our Conflict Minerals Policy indicates that suppliers who do not comply with the foregoing expectations will be reviewed and evaluated accordingly for future business and sourcing decisions.

Applicability of the Conflict Minerals Rule to Our Company

A review of our products was completed in 2020 (covering the 2019 period). It was determined that Conflict Minerals could feasibly be found within or as part of our miniature cameras and their complementary technologies such as illumination and irrigation mechanisms, as well as their control and video processing units, for use in various medical procedures, as well as specialized industrial applications.

We believe that we are in most cases many levels removed from mines, smelters and refiners and have limited influence over the mines, smelters, refiners and many of the other vendors in our supply chain. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and to encourage conflict-free sourcing in our supply chain.

Reasonable Country of Origin Information

In connection with the reasonable country of origin inquiry (“RCOI”) required by the Conflict Minerals Rule, we utilized, for our RCOI, the same process and procedures established for our due diligence. For our due diligence, we sent questionnaires to all of our suppliers in which we inquired as to the source of materials that they supply for our products that we believe may contain Conflict Minerals, requesting that they provide us with information concerning the identity and location of such source.

Despite our RCOI and ongoing due diligence, we do not yet have sufficient information to determine the country of origin of the Conflict Minerals used in our products or to identify the facilities used to process those Conflict Minerals.

Therefore, we cannot exclude the possibility that some of those Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country and/or are not from recycled or scrap sources.

As such, our products — consisting of miniaturized video cameras for use in various medical procedures and certain specialized industrial applications — that we produced in calendar year 2019, are “DRC Conflict Undeterminable.” As a result we have filed a Conflict Minerals Report.

Website Disclosure

As required by the Conflict Minerals Rule, the foregoing information is available at our Internet website— www.scoutcam.com . The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at our Internet website— www.scoutcam.com (under “Investors”—“SEC Filings”).

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

Exhibit – 1.01	Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ScoutCam Inc.

(Registrant)

By:	/s/ Yaron Silberman	May 28, 2020
	Yaron Silberman	Date
Chief Executive Officer